Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated March 18, 2016)	Registration No. 333-209079
Registration No. 333-210270

HEAT BIOLOGICS, INC.

9,100,000 Shares of Common Stock

Warrants to Purchase Up to 6,825,000 Shares of Common Stock

This prospectus supplement amends and supplements our prospectus, dated March 18, 2016 (the “Prospectus”), relating to the offering of 9,100,000 shares of common stock of Heat Biologics, Inc. and warrants to purchase 6,825,000 shares of our common stock that were issued in our public offering that closed on March 23, 2016. Each warrant has an exercise price of $1.00 per share, is immediately exercisable and expires on the fifth anniversary of the original issuance date.

Our common stock is listed on the NASDAQ Capital Market under the symbol “HTBX.” On March 23, 2016, the last reported sale price of our common stock on the NASDAQ Capital Market was $0.70 per share.  There is no established trading market for the warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the warrants will be limited.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, have elected to comply with certain reduced public company reporting requirements.  See “Prospectus Summary—Implications of Being an Emerging Growth Company” in the Prospectus.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on March 24, 2016, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectus.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of the Prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is March 24, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 23, 2016

Heat Biologics, Inc.

(Exact name of registrant as specified in charter)

Delaware

(State or other jurisdiction of incorporation)

001-35994	26-2844103
(Commission File Number)	(IRS Employer Identification No.)

801 Capitola Drive

Durham, NC  27713

(Address of principal executive offices and zip code)

(919) 240-7133

(Registrant’s telephone number including area code)

N/A

(Former Name and Former Address)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01. – Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

Heat Biologics, Inc. (the “Company”) previously reported in a Form 8-K filed on February 23, 2016 with the Securities and Exchange Commission (the “SEC”) that the Company had received written notice on February 22, 2016 from the NASDAQ Stock Market LLC (“Nasdaq”) indicating that, as of December 31, 2015 the Company’s reported stockholders’ equity of $2,495,000 did not meet the $2,500,000 minimum required to maintain continued listing, as set forth in NASDAQ Listing Rule 5550(b)(1), and that as of February 22, 2016 the Company did not meet the alternatives of market value of listed securities or net income from continuing operations. The Nasdaq notice further stated that pursuant to Nasdaq rules the Company was required to submit to Nasdaq a plan to regain compliance no later than April 7, 2016.

As previously reported in the Company’s Form 8-K filed on March 18, 2016 with the SEC, on March 18, 2016, the Company entered into an underwriting agreement with Roth Capital Partners, LLC and Aegis Capital Corp., as representatives of the several underwriters, relating to the issuance and sale of 9,100,000 shares of its common stock, $0.0002 par value per share (the “Common Stock”), and warrants (“Warrant”) to purchase up to an aggregate of 6,825,000 shares of its Common Stock, at a combined public offering price of $0.75 per share and related warrant (the “Offering”).  The Offering closed on March 23, 2016.  The gross proceeds to the Company from the Offering were approximately $6.8 million, before deducting the underwriting discount and estimated Offering expenses payable by the Company, but excluding the exercise of any Warrants.

As of the date of this report, the Company believes that it has regained compliance with the stockholders’ equity requirement for continued Nasdaq listing as provided in NASDAQ Listing Rule 5550(b)(1) based upon the proceeds from the Offering completed on March 23, 2016 and the associated increase in the Company’s stockholders’ equity.  As of the date of this report, the Company’s stockholders’ equity is in excess of $2,500,000.

Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of the Company’s next periodic report the Company does not evidence compliance, the Company may be subject to delisting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 24, 2016	HEAT BIOLOGICS, INC.

	By:	/s/ Jeffrey Wolf
	Name:	Jeffrey Wolf
	Title:	Chairman, President and Chief Executive Officer